                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   SCHEDULE TO

                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        Millennium Pharmaceuticals, Inc.
           ---------------------------------------------------------
                       (Name of Subject Company (Issuer))

                        Millennium Pharmaceuticals, Inc.
           ---------------------------------------------------------
                        (Name of Filing Person (Offeror))

             5.00% Convertible Subordinated Notes due March 1, 2007
           ---------------------------------------------------------
                         (Title of Class of Securities)

                                   217753 AC 6
                                   217753 AD 4
           ---------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                            John B. Douglas III, Esq.
              Senior Vice President, General Counsel and Secretary
                        Millennium Pharmaceuticals, Inc.
                                75 Sidney Street
                         Cambridge, Massachusetts 02139
                                 (617) 679-7000
  ----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                                 with copies to:

                             David E. Redlick, Esq.
                             Jonathan Wolfman, Esq.
                             Stuart R. Nayman, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                            Telephone: (617) 526-6000
                            Telecopy: (617) 526-5000

                            CALCULATION OF FILING FEE

    Transaction Valuation(1)                        Amount of filing fee(2)

    $327,885,209                                    $26,526

(1) Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934. Based upon the maximum amount of cash that might be paid for the 5.00% Convertible Subordinated Notes due March 1, 2007.

(2) The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the value of securities proposed to be purchased.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.    Filing party: Not applicable.

Form or Registration No.: Not applicable.  Date filed: Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]   third party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[_]   going-private transaction subject to Rule 13e-3.

[_]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                                  TENDER OFFER

      This Tender Offer Statement on Schedule TO relates to an offer (the "Offer") by Millennium Pharmaceuticals, Inc., a Delaware corporation ("Millennium"), to purchase for cash, on the terms and subject to the conditions set forth in the attached Notice of Put Right and Offer to Purchase, dated March 31, 2003 (the "Offer to Purchase"), and Letter of Transmittal (the "Letter of Transmittal"), any and all of its outstanding 5.00% Convertible Subordinated Notes due March 1, 2007. Copies of the Offer to Purchase and the Letter of Transmittal are filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, hereto. Pursuant to General Instruction F to Schedule TO, information contained in the Offer to Purchase is hereby incorporated by reference in the answers to items in this Statement.

ITEM 1.     SUMMARY TERM SHEET.

      The information set forth in the section of the Offer to Purchase captioned "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.     SUBJECT COMPANY INFORMATION.

      (a) The name of the issuer is Millennium Pharmaceuticals, Inc., a Delaware corporation, and the address and telephone number of its principal executive offices is 75 Sidney Street, Cambridge, Massachusetts 02139, (617) 679-7000. The information set forth in the Offer to Purchase in the section captioned "Information About Millennium" is incorporated herein by reference.

      (b) The securities that are subject to this offer are the 5.00% Convertible Subordinated Notes due March 1, 2007 of Millennium Pharmaceuticals, Inc. The securities were originally issued by COR Therapeutics, Inc., a Delaware corporation ("COR"), and were assumed by Millennium upon its acquisition of COR on February 12, 2002 (the "COR Acquisition"). As of the date of this statement, there was $299.97 million aggregate principal amount of the notes outstanding.

      (c) The information set forth in the Offer to Purchase in the section captioned "The Offer - Information about the Notes - Trading Market" is incorporated herein by reference.

            On March 28, 2003, the last reported sale price for Millennium's common stock was $8.28 per share.

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) The information set forth under Item 1 and Item 2(a) above is incorporated herein by reference. Millennium is both the filing person and the subject company.

            As required by General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission, the following persons are directors and/or executive officers and/or controlling persons of Millennium:

            Mark J. Levin                    Chairperson of the Board of
                                             Directors, President and
                                             Chief Executive Officer

            Vaughn M. Kailian                Vice Chairperson of the
                                             Board of Directors

            Kenneth M. Bate                  Senior Vice President and
                                             Chief Financial Officer

            John B. Douglas III              Senior Vice President,
                                             General Counsel and
                                             Secretary

            Charles J. Homcy, M.D.           Senior Advisor, Research
                                             and Development and Director

            Linda K. Pine                    Senior Vice President,
                                             Human Resources

            Robert I. Tepper, M.D.           President, Research and
                                             Development

            Eugene Cordes, Ph.D.             Director

            Shaun R. Coughlin, M.D., Ph.D.   Director


            Ginger L. Graham                 Director

            A. Grant Heidrich, III           Director

            Raju S. Kucherlapati, Ph.D.      Director

            Eric S. Lander, Ph.D.            Director

            Edward D. Miller, Jr., M.D.      Director

            Norman C. Selby                  Director

            Kenneth E. Weg                   Director

            The address of each director and/or executive officer listed above is c/o Millennium Pharmaceuticals, Inc., 75 Sidney Street, Cambridge, MA 02139, and each such person's telephone number is (617) 679-7000.

ITEM 4.     TERMS OF THE TRANSACTION.

      (a)(1)(i) - (iii), (v) - (viii), (x), (xii) The information set forth in the sections of the Offer to Purchase captioned "Summary Term Sheet," "The Offer -- General," "-- Purpose of the Offer," "-- Information about the Notes," "-- Source and Amount of Funds," "-- Expiration Date; Extensions; Amendments; Termination," "-- Conditions to this Offer," "Procedures for Tendering and Withdrawing Notes -- Tendering Notes," "-- Withdrawal Rights," "-- Acceptance for Payment," "United States Federal Income Tax Consequences -- United States Holders," "-- Purchase of Notes under the Offer," "-- Market Discount," and
"-- Amortizable Bond Premium" is incorporated herein by reference.

      (a)(1)(iv), (ix), (xi) Not applicable.

      (a)(2) Not applicable.

      (b) None of the subject securities is to be purchased from any officer, director, or affiliate of Millennium.

ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (e) The notes are governed by the Indenture, dated as of February 24, 2000, between Millennium (originally COR), as Issuer, and U.S. Bank, N.A. (originally Firstar Bank, N.A.), as Trustee, as amended by the First Supplemental Indenture, dated as of February 12, 2002, among Millennium, COR and U.S. Bank, N.A., the Second

Supplemental Indenture, dated as of February 12, 2002, between Millennium and U.S. Bank, N.A. and the Third Supplemental Indenture, dated as of April 22, 2002, between Millennium and U.S. Bank, N.A. The information set forth in the Offer to Purchase in the section captioned "The Offer - Information about the Notes" is incorporated herein by reference.

ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a) The information set forth in the Offer to Purchase in the section captioned "The Offer - Purpose of the Offer" is incorporated herein by reference.

      (b) The information set forth in the Offer to Purchase in the section captioned "The Offer - Purpose of the Offer" is incorporated herein by reference.

      (c)(1) None.

      (c)(2) None.

      (c)(3) Concurrently with the Offer, Millennium has commenced a separate offer with respect to its 4.50% Convertible Senior Notes due June 15, 2006. In addition, the information set forth in the Offer to Purchase in the section captioned "The Offer -- Information about the Notes -- Additional Rights'' is incorporated herein by reference.

      (c)(4) None.

      (c)(5) None.

      (c)(6) None.

      (c)(7) None.

      (c)(8) None.

      (c)(9) Concurrently with the Offer, Millennium has commenced a separate offer with respect to its 4.50% Convertible Senior Notes due June 15, 2006.

      (c)(10) None.

ITEM 7.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) The information set forth in the Offer to Purchase in the section captioned "The Offer - Source and Amount of Funds" is incorporated herein by reference.

      (b)   Not applicable.

      (d)   Not applicable.

ITEM 8.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a)   None.

      (b)   None.

ITEM 9.     PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) The information set forth in the Offer to Purchase in the section captioned "Paying Agent; Fees and Expenses" is incorporated herein by reference.

ITEM 10.    FINANCIAL STATEMENTS.

      (a) Millennium does not believe it is required to include such information due to the fact that such information is not material because, among other reasons, the consideration offered consists solely of cash, the offer is not subject to any financing condition, the offeror is a public reporting company that files reports electronically under EDGAR and the Offer is for all outstanding notes.

      (b)   Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

      Agreements, Regulatory Requirements and Legal Proceedings.

      (a)(1) None.

      (a)(2) None.

      (a)(3) None.

      (a)(4) None.

      (a)(5) None.

      Other Material Information.

      (b) The information set forth in the Offer to Purchase and the Letter of Transmittal dated as of March 31, 2003, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference.

ITEM 12.    EXHIBITS.

      (a)(1)(i)         Notice of Put Right and Offer to Purchase, dated March
                        31, 2003.*

      (a)(1)(ii)        Letter of Transmittal, dated March 31, 2003.*

      (a)(1)(iii)       Letter to Clients, dated March 31, 2003.*

      (a)(1)(iv)        Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees, dated March 31, 2003.*

      (a)(1)(v)         Guidelines to Form W-9.*

      (a)(5)(i)         Press Release Regarding Offer, dated March 31, 2003.*

      (b)               None.

      (d)(1)            Indenture by and between COR Therapeutics, Inc. and
                        Firstar Bank, N.A., dated February 24, 2000 (previously filed as Exhibit 4.1 to the COR Therapeutics, Inc.
                        Quarterly Report on Form 10-Q for the period ended March
                        31, 2000, File No. 0-19290, and incorporated herein by reference).

      (d)(2)            First Supplemental Indenture, dated as of February 12,
                        2002, among Millennium, COR Therapeutics, Inc. and U.S.
                        Bank, N.A. (formerly known as Firstar Bank, N.A.), relating to the 5.00% Convertible Subordinated Notes due
                        March 1, 2007 (previously filed as

                        Exhibit 4.5 to the Millennium Pharmaceuticals, Inc.
                        Current Report on Form 8-K filed on February 13, 2002,
                        File No. 0-28494, and incorporated herein by reference).

      (d)(3)            Second Supplemental Indenture, dated as of February 12,
                        2002, between Millennium and U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.), relating to the 5.00%
                        Convertible Subordinated Notes due March 1, 2007
                        (previously filed as Exhibit 4.6 to the Millennium
                        Pharmaceuticals, Inc. Current Report on Form 8-K filed on February 13, 2002, File No. 0-28494, and incorporated herein by reference).

      (d)(4)            Third Supplemental Indenture, dated as of April 22,
                        2002, between Millennium and U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.), relating to the 5.00%
                        Convertible Subordinated Notes due March 1, 2007
                        (previously filed as Exhibit (d)(6) to Amendment No. 2 to the Millennium Pharmaceuticals, Inc. Schedule TO-I,
                        File No. 005- 49167, and incorporated herein by reference).

      (d)(5)            Registration Rights Agreement among COR Therapeutics,
                        Inc. and Goldman, Sachs & Co., Chase H&Q, a division of
                        Chase Securities Inc., CIBC World Markets Corp.,
                        FleetBoston Robertson Stephens Inc. and Warburg Dillon
                        Read LLC, dated February 24, 2000 (previously filed as
                        Exhibit 10.2 to the COR Therapeutics, Inc. Quarterly
                        Report on Form 10-Q for the period ended March 31, 2000,
                        File No. 0-19290, and incorporated herein by reference).

      (g)               None.

      (h)               None.

----------

*  Filed herewith

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

            Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                    MILLENNIUM PHARMACEUTICALS, INC.

                                    By:    /s/ John B. Douglas III
                                        --------------------------------
                                        John B. Douglas III
                                        Senior Vice President, General Counsel
                                        and Secretary

Date: March 31, 2003

                                  EXHIBIT INDEX

      Exhibit
      Number                     Description
      (a)(1)(i)         Notice of Put Right and Offer to Purchase, dated March
                        31, 2003.*

      (a)(1)(ii)        Letter of Transmittal, dated March 31, 2003.*

      (a)(1)(iii)       Letter to Clients, dated March 31, 2003.*

      (a)(1)(iv)        Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees, dated March 31, 2003.*

      (a)(1)(v)         Guidelines to Form W-9.*

      (a)(5)(i)         Press Release Regarding Offer, dated March 31, 2003.*

      (d)(1)            Indenture by and between COR Therapeutics, Inc. and
                        Firstar Bank, N.A., dated February 24, 2000 (previously filed as Exhibit 4.1 to the COR Therapeutics, Inc.
                        Quarterly Report on Form 10-Q for the period ended March
                        31, 2000, File No. 0-19290, and incorporated herein by reference).

      (d)(2)            First Supplemental Indenture, dated as of February 12,
                        2002, among Millennium, COR Therapeutics, Inc. and U.S.
                        Bank, N.A. (formerly known as Firstar Bank, N.A.), relating to the 5.00% Convertible Subordinated Notes due
                        March 1, 2007 (previously filed as Exhibit 4.5 to the
                        Millennium Pharmaceuticals, Inc. Current Report on Form
                        8-K filed on February 13, 2002, File No. 0-28494, and incorporated herein by reference).

      (d)(3)            Second Supplemental Indenture, dated as of February 12,
                        2002, between Millennium and U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.), relating to the 5.00%
                        Convertible Subordinated Notes due March 1, 2007
                        (previously filed as Exhibit 4.6 to the Millennium
                        Pharmaceuticals, Inc. Current Report on Form 8-K filed on February 13, 2002, File No. 0-28494, and incorporated herein by reference).

      (d)(4)            Third Supplemental Indenture, dated as of April 22,
                        2002, between Millennium and U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.), relating to the 5.00%
                        Convertible Subordinated Notes due March 1, 2007
                        (previously filed as Exhibit (d)(6) to Amendment No. 2 to the Millennium Pharmaceuticals, Inc. Schedule TO-I,
                        File No. 005- 49167, and incorporated herein by reference).

      (d)(5)            Registration Rights Agreement among COR Therapeutics,
                        Inc. and Goldman, Sachs & Co., Chase H&Q, a division of
                        Chase Securities Inc., CIBC World Markets Corp.,
                        FleetBoston Robertson Stephens Inc. and Warburg Dillon
                        Read LLC, dated February 24, 2000 (previously filed as
                        Exhibit 10.2 to the COR Therapeutics, Inc. Quarterly
                        Report on Form 10-Q for the period ended March 31, 2000,
                        File No. 0-19290, and incorporated herein by reference).

----------

*   Filed herewith